UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

(Amendment No. 1)

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 23, 2014

BioMarin Pharmaceutical Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26727	68-0397820
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

770 Lindaro

San Rafael, CA 94901

(Address of Principal Executive Offices, Including Zip Code)

(415) 506-6700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Form 8-K/A”) is being filed as an amendment to the current report on Form 8-K filed by BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 26, 2014 (the “Original Form 8-K”). The Original Form 8-K reported, among other things, the Company’s entry into a Purchase Agreement with BioMarin Falcons B.V., a private company with limited liability organized under the laws of The Netherlands and an indirect wholly owned subsidiary of the Company, and Prosensa Holding N.V., a public limited liability company organized under the laws of The Netherlands, and the transactions contemplated thereby. The sole purpose of this Form 8-K/A is to update certain share percentages disclosed in the Original Form 8-K to accurately reflect such percentages as of November 23, 2014. This Form 8-K/A amends and restates the subsections “Tender and Support Agreements” and “Convertible Note” under Item 1.01 of the Original Form 8-K in their entirety. No other changes have been made to the Original Form 8-K. References to the exhibits in this Form 8-K/A are references to the exhibits filed with the Original Form 8-K and capitalized terms used herein have the meanings given to them in the Original Form 8-K.

Item 1.01 Entry into a Material Definitive Agreement

Tender and Support Agreements

As an inducement to the Company’s and Buyer’s willingness to enter into the Purchase Agreement and commence the Offer, the Company and Buyer entered into tender and support agreements (the “Tender and Support Agreements”, the form of which is attached hereto as Exhibit 10.2) with LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender and not withdraw all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,116,179 Shares issued and outstanding as of November 23, 2014, as represented by Prosensa in the Purchase Agreement).

Upon the Committed Shareholder’s tender of their 13,541,261 Shares pursuant to the Tender and Support Agreements, approximately 37.5% of the issued and outstanding Shares will have been tendered in the Offer. Accordingly, the Minimum Condition to the Offer will be satisfied if approximately an additional 42.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed to vote their shares to, among other things, approve the Purchase Agreement and to vote against any acquisition proposal brought by a third party.

Pursuant to the Tender and Support Agreements, the Committed Shareholders agreed to vote all of their Shares (i) to approve the Purchase Agreement, (ii) to approve the Reorganization, (iii) to accept resignation from, and provide discharge to, the existing members of the Boards and appoint such new members to Prosensa’s boards as designated by Buyer to replace such resigning directors effective as of, and conditional upon, the Closing, (iv) against any alternative transaction or any proposal relating to an alternative transaction, (v) against any acquisition agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Prosensa (other than the Purchase Agreement or the transactions contemplated thereby), (vi) against any proposal, action or agreement that would reasonably be expected to prevent or nullify any provision of the Tender and Support Agreements, result in any of the conditions to the Purchase Agreement not being fulfilled or prevent or materially delay the consummation of the Offer or the asset sale contemplated by the Reorganization, and (vii) to approve any other matter submitted by Prosensa for shareholder approval at the extraordinary general meeting of Prosensa shareholders contemplated by the Purchase Agreement at the request of Buyer and related to the transactions contemplated by the Purchase Agreement, provided, however, that Prosensa’s boards have recommended that the shareholders of Prosensa vote to approve such proposal at such extraordinary general meeting.

In addition, the Committed Shareholders have agreed that they will not, other than pursuant to the Tender and Support Agreements, (i) transfer, offer to transfer, or consent to any transfer of any or all of the Committed Shareholders’ Shares or any interest therein without the prior written consent of the Company, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all the Committed Shareholders’ Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of Committed

Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations under the Tender and Support Agreements, or (iv) deposit any or all of the Committed Shareholders’ Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations.

The Committed Shareholders have also agreed in the Tender and Support Agreements (i) to cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Purchase Agreement with respect to any acquisition proposal brought by a third party or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal, and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly take any action, to facilitate an alternative transaction (including by way of furnishing or providing access to non-public information to a third party), (B) except to the extent Prosensa is permitted to do so under the Purchase Agreement, enter into or participate in any discussions or negotiations with any third party with respect to an alternative transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction, (C) furnish any information relating to Prosensa or its subsidiaries or afford access to the business, properties, assets, books or records of Prosensa or its subsidiaries to or otherwise knowingly cooperate in any way with any third party that has made an acquisition proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction or (D) publicly propose to do any of the foregoing.

The Tender and Support Agreements may be terminated upon (i) the mutual written agreement of the Company and the Committed Shareholder, (ii) the closing of the Offer, (iii) the acquisition by the Company or Buyer of 100% of the Shares on a fully diluted basis, (iv) the termination of the Purchase Agreement in accordance with its terms or (v) the date on which there is any material modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Price or changes the form of the Offer Consideration.

Convertible Note

Pursuant to the Purchase Agreement, on November 26, 2014, Prosensa issued and sold to Buyer, and Buyer purchased from Prosensa, a convertible promissory note in the principal amount of €40,355,125.10 (the “Convertible Note”, which is attached hereto as Exhibit 10.3). The Convertible Note is convertible into 4,395,914 Shares (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change, the “Conversion Shares”), constituting 12.2% of the outstanding Shares (assuming 36,116,179 Shares issued and outstanding as of November 23, 2014, as represented by Prosensa in the Purchase Agreement). The Convertible Note accrues interest at an annual rate of 6%, which will become payable upon the earliest to occur of prepayment, an event of default or November 26, 2017. An event of default will be deemed to occur upon (i) Prosensa’s failure to comply in all material respects with the conversion provisions of the Convertible Note or (ii) the liquidation, dissolution or bankruptcy of Prosensa. If the Purchase Agreement is terminated pursuant to the terms therein, then the entire balance of the Convertible Note then outstanding will automatically be converted at such time into the Conversion Shares.

Buyer has agreed that, other than as permitted by the terms of the Convertible Note, it will not (i) offer to transfer any or all of the Conversion Shares or any interest therein without the prior written consent of Prosensa, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all Conversion Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations under the Purchase Agreement, or (iv) deposit any or all of the Conversion Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations under the Purchase Agreement.

Buyer has further agreed that if (i) the Purchase Agreement is terminated because Prosensa’s boards authorize Prosensa to enter into a Superior Proposal and (ii) Buyer receives a termination fee under the Purchase Agreement, then Buyer will vote the Conversion Shares in favor of the transactions contemplated by such Superior Proposal at any meeting of Prosensa’s shareholders and, if applicable, will tender (and not withdraw) the Conversion Shares promptly, and in any event no later than ten business days, following the commencement of any tender offer pursuant to such Superior Proposal. If the Purchase Agreement is terminated for any other reason, then from and after such termination, Buyer may transfer, dispose or assign the Conversion Shares in compliance with applicable law, but may not transfer more than 10% of Prosensa’s daily trading volume of the Shares on NASDAQ (other than to affiliates).

The foregoing summary of the Purchase Agreement, the form of CVR Agreement, the form of Tender and Support Agreements and the Convertible Note and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, the form of CVR Agreement, the form of Tender and Support Agreements and the Convertible Note furnished herewith as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, which are incorporated herein by reference.

Notice to Investors

The Offer described in this current report on Form 8-K/A and related exhibits has not yet commenced, and this current report on Form 8-K/A and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Prosensa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Prosensa will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer to purchase ordinary shares of Prosensa will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS OF PROSENSA ARE URGED TO READ BOTH THE SCHEDULE TO (AND THE INCLUDED OFFER TO PURCHASE) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS OF THE OFFER, THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

The tender offer statement will be filed with the SEC by the Company and Buyer, and the solicitation/recommendation statement will be filed with the SEC by Prosensa. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to the Company, Buyer or Prosensa are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties concerning the parties’ ability to initiate the tender offer, close the transaction, terminate the Purchase Agreement, the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, and other risks detailed in the Company’s and Prosensa’s SEC filings, including those discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and in any subsequent periodic reports on Form 10-Q and Form 8-K and Prosensa’s Annual Report on Form 20-F for the year ended December 31, 2013 and in any subsequent reports on Form 6-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. The Company is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOMARIN PHARMACEUTICAL INC.

Date: December 10, 2014	By:	/s/ G. Eric Davis
G. Eric Davis
Senior Vice President, General Counsel & Secretary